FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336-01

For the month of January 2010.

NIPPONKOA Insurance Company, Limited

(Translation of registrant’s name into English)

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

News Release

1.	Public Notice on the Share Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPONKOA Insurance Company, Limited

Date: January 4, 2010

	By:	/S/ TAKASHI MIWA
Takashi Miwa
General Manager of General Affairs Dept.

[Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.]

Exhibit 1

Public Notice on the Share Exchange

January 5, 2010 (Japan time)

NIPPONKOA Insurance Co., Ltd.

7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

President and Executive Officer: Makoto Hyodo

We hereby give a public notice that at our extraordinary shareholders’ meeting held on December 30, 2009, we have resolved to implement a statutory share transfer (kabushikiiten) (the “Share Exchange”) whereby we and SOMPO JAPAN INSURANCE INC. (address: 26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo) will jointly establish “NKSJ Holdings, Inc. (address: 26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo)” which will become a wholly-owning parent company (Kabushikiiten-setsuritu-kanzen-oyakaisha), with April 1, 2010 being the date of the establishment.

1. For those holders of our common stock, if you intend to demand that we purchase your shares of the common stock pursuant to the provision set forth in Paragraph 1 of Article 806 of the Corporation Law, please notify us in writing of the intention and the number of relevant shares to be appraised within 20 days from today (January 5, 2010 on Japan time).

In addition, since an individual shareholder’s notice (kobetsu-kabunushitsuuchi) is required to be made prior to making the appraisal demand, please first request your Account Management Institutions (for example, securities brokers/dealers) at which your shares are deposited to relay a request for your individual shareholder’s notice to us and, upon completion of your individual shareholder’s notice to us, execute the notification above.

2. For those holders of either one of our stock acquisition rights issued on March 2005 (stock compensation type stock options) or stock acquisition rights issued on March 2006 (stock compensation type stock options), if you intend to demand that we purchase your stock acquisition rights pursuant to the provision of Paragraph 1 of Article 808 of the Corporation Law, please notify us in writing of the intention as well as the terms and the number of the related stock acquisition rights to be appraised within 20 days from today (January 5, 2010 on Japan time).

END